Room 4561
								December 22, 2005

Corey M. Horowitz
Chairman and CEO
Network-1 Security Solutions, Inc.
445 Park Avenue, Suite 1028
New York, NY  10022

	Re:	Network-1 Security Solutions, Inc.
		Amendment No. 1 to Registration Statement on Form S-2
		Filed September 27, 2005
		File No. 333-126013

		Form 10-K/A for the year ended December 31, 2004
		Form 10-Q/A for the period ended June 30, 2005
		File No. 1-15288

Dear Mr. Horowitz:

	This is to advise you that we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments previously issued, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* 	  should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* 	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      	Please direct any questions you may have to Maryse
Mills-
Apenteng at 202-551-3457 or, in her absence, the undersigned 202-
551-
3730.

								Sincerely,



      								Barbara C. Jacobs
      								Assistant Director


cc:  	Sam Schwartz, Esq.
      	Eiseman Levine Lehrhaupt & Kakoyiannis, P.C.



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Corey M. Horowitz
Network-1 Security Solutions, Inc.
December 22, 2005
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